

April 15, 2011

Mr. Xu Hai Bo
President
Avante Systems, Inc.
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re: Avante Systems, Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-171305**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment one in our letter dated April 4, 2011 and continue to believe that because your company is a shell company any selling shareholders reselling their shares in a registered offering are considered underwriters. Our reference to SEC Release 33-8869 (2007) was intended to illustrate this position as follows: The Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (800) 731-6120
            David S. Jennings, Esq.